Talisman Energy Inc.
	Annual Meeting of Shareholders
May 1, 2013

REPORT OF VOTING RESULTS
In accordance with s. 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

1.	ELECTION OF DIRECTORS

	By ballot, on the nominees for election as directors:	For	Withheld

	Christiane Bergevin	709,630,016	35,392,612
		95%	5%
	Donald J. Carty	673,277,904	71,744,725
		90%	10%
	William R.P. Dalton	729,222,124	15,800,505
		98%	2%
	Kevin S. Dunne	723,947,546	21,075,083
		97%	3%
	Harold N. Kvisle	732,377,393	12,644,391
		98%	2%
	Brian M. Levitt	732,024,417	12,998,212
		98%	2%
	Lisa A. Stewart	652,935,546	92,087,082
		88%	12%
	Peter W. Tomsett	656,165,239	88,857,390
		88%	12%
	Michael T. Waites	729,492,478	15,530,151
		98%	2%
	Charles R. Williamson	719,860,392	25,162,237
		97%	3%
	Charles M. Winograd	724,073,962	20,948,667
		97%	3%

2.	APPOINTMENT OF AUDITOR

	By show of hands, on the appointment of Ernst & Young LLP,	For	Withheld
	Young LLP, Chartered Accountants, as auditor:	754,530,336	17,482,956
		Carried

3.	ADVISORY VOTE ON APPROACH TO EXECUTIVE COMPENSATION

	By ballot, on an advisory basis, on the acceptance of	For	Against
	the company's approach to executive compensation:	555,898,348	189,123,793
		75%	25%

Note:	Percentages have been rounded to the nearest whole number.